SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

RES-CARE, INC.

(Name of Subject Company)

RES-CARE, INC.

(Name of Person(s) Filing Statement)

Common Stock, no par value

(Title and Class of Securities)

760943100

(CUSIP Number of Class of Securities)

David W. Miles

Res-Care, Inc.

9901 Linn Station Road

Louisville, Kentucky 40223

(502)394-2100

(Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

With a copy to:

Alan K. MacDonald

Frost Brown Todd, LLC

400 West Market Street

32nd Floor

Louisville, Kentucky 40202

(502)589-5400

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

News Release
ResCare • 9901 Linn Station Road • Louisville, Kentucky 40223 • Phone: 502.394.2100 • www.rescare.com

Contact:	David W. Miles
Chief Financial Officer
502-394-2137

ONEX TENDER OFFER FOR RESCARE SHARES

EXPECTED TO COMMENCE DURING THE WEEK OF OCTOBER 4

Reflects Timing of Regulatory Approval Process

LOUISVILLE, KY (September 23, 2010) — ResCare, Inc. (NASDAQ: RSCR) announced today that it has been advised that Onex Partners III, L.P. (“Onex”), an affiliate of Onex Corporation, expects to commence its tender offer for shares of ResCare common stock during the week of October 4, 2010.  Onex has advised that, under applicable law, the tender offer could conclude as early as the week of November 1, 2010, and could be extended in accordance with the terms of the definitive agreement and applicable law.

Onex has advised that the postponement of the tender offer is to reflect the timing of the process for approval of the acquisition under applicable state regulatory procedures.

The definitive share exchange agreement provides that Onex will conduct a tender offer to purchase for $13.25 per share in cash all of the outstanding shares of ResCare common stock not owned by Onex affiliates or by certain members of ResCare’s management who have agreed to exchange their ResCare shares for equity in the purchasing Onex affiliate (“public shares”).  Following the consummation of the tender offer, Onex would acquire any remaining public shares for $13.25 per share in cash through a statutory share exchange.

About ResCare

ResCare, with more than 35 years of experience helping people reach their highest level of independence, is one of the largest providers of home care to the elderly and persons with disabilities.  It also offers residential and support services to people with intellectual and developmental disabilities and provides education, vocational training and job placement for people of all ages and skill levels.  Based in Louisville, Kentucky, ResCare and its nearly 50,000 dedicated employees serve more than a million people a year in 41 states, Washington, D.C., Puerto Rico and a number of international locations.  For more information about ResCare, please visit the Company’s website at www.rescare.com.

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Important Information

This announcement and the description contained herein are for informational purposes only and are not an offer to purchase or a solicitation of an offer to sell securities of the Company.  The tender offer described herein has not yet been commenced.  At the time the tender offer is commenced, the Company intends to file a tender offer statement on a Schedule TO containing an offer to purchase, a letter of transmittal and other related documents with the Securities and Exchange Commission (the “SEC”).  At the time the tender offer is commenced, the Company intends to file with the SEC a solicitation/recommendation statement on Schedule 14D-9 and, if required, will file a proxy statement or information statement with the SEC at a later date.  Such documents will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of common stock of the Company.  The solicitation of offers to buy common stock of the Company will only be made pursuant to the offer to purchase, the letter of transmittal and related documents.  Shareholders are advised to read the offer to purchase and the letter of transmittal, the solicitation/recommendation statement, the proxy statement, the information statement and all related documents, if and when such documents are filed and become available, as they will contain important information about the tender offer and proposed share exchange.  Shareholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov, or from the information agent that Onex selects.  In addition, copies of the solicitation/recommendation statement, the proxy statement and other filings containing information about the Company, the tender offer and the share exchange may be obtained, if and when available, without charge, by directing a request to ResCare, Inc. Attention: David Miles, Chief Financial Officer at 502-394-2137, or on the Company’s corporate website at www.rescare.com.

From time to time, ResCare makes forward-looking statements in its public disclosures, including statements relating to expected financial results, revenues that might be expected from new or acquired programs and facilities, its development and acquisition activities, reimbursement under federal and state programs, financing plans, compliance with debt covenants and other risk factors, and various trends favoring privatization of government programs.  In ResCare’s filings under the federal securities laws, including its annual, periodic and current reports, the Company identifies important factors that could cause its actual results to differ materially from those anticipated in forward-looking statements.  Please refer to the discussion of those factors in the Company’s filed reports.

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